[Letterhead of SandRidge Energy, Inc.]

August 9, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anne Nguyen Parker

VIA FACSIMILE and EDGAR

Re:	SandRidge Permian Trust
Registration Statement on Form S-1
File No. 333-174492

SandRidge Energy, Inc.
Registration Statement on Form S-3
File No. 333-174492-01

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement on Form S-1 and Form S-3, as amended, be declared effective by the Commission on Wednesday, August 10, 2011 at 2:00 p.m. (local time) or as soon as practical thereafter.

Through this letter, we hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve either SandRidge Permian Trust or SandRidge Energy, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  neither SandRidge Permian Trust nor SandRidge Energy, Inc. may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please call the undersigned at (405) 429-5500.

Sincerely,

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Permian Trust

By:	SandRidge Energy, Inc.

	By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel